SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EasyJet Warns of "Tough Winter" Because They Can't Compete
with Ryanair's Low Fares

Ryanair today (17 Nov
 09
) rejected EasyJet's latest claims that it offered better value than Ryanair. Ryanair's 66m passengers are never wrong. The only reason why EasyJet is able to carry 45m passengers is because many of these people could not get seats on Ryanair's fully booked aircraft.

Ryanair's Stephen McNamara said:

"Passengers prefer
 Ryanair's average fare of £30
 because it's ha
lf than EasyJet's fare of £60
. Th
is is why
Ryanair is adding new bases and new routes all over Europe while Easyjet is closing bases and pulling aircraft from Luton, Liverpool, East Midlands, Bristol and Rome Ciampino.

EasyJet
's results today show their ex-
fuel unit costs have risen 6% in the past year while Ryanair has reduced its ex fuel unit costs by 5%.
 The gap between Ryanair and high cost
EasyJet is getting wide
,r which is why
EasyJet is slowing growth and pulling routes.

"
In order for Ryanair to match EasyJet we would have to double our average fare, something we have no intention in doing because this winter we will lower our fares even further to insure an
even
 "tougher winter" for high fare
airli
nes like EasyJet, BA and others
"
.

Ends.

                    Tuesday, 17
th
 November 2009

For further information
Please contact:

Stephen McNamara

    Pauline
McAlester
Ryanair Ltd

Murray
 Consultants
Tel
: +353-1-812171

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  17 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary